FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 05, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re: Section 198 Notice dated 05 September 2005



5 September 2005



British Energy Group plc



UK COMPANIES ACT 1985 - SECTIONS 198-202 - British Energy Group plc (the "Company")



The Company has received notice as follows:



As at 30 August 2005, Barclays PLC through the legal entities listed below, had a notifiable interest in 27,851,871 ordinary shares of British Energy Group plc, representing 4.96% of the issued share capital of 561,016,515 units.



Legal Entity                                                        Holding                   Percentage Held
Barclays Life Assurance Co Ltd                                      962,874                             .1716
Barclays Capital Securities                                      16,010,000                            2.8537
Barclays Global Investors Japan Ltd                                 134,263                             .0239
Barclays Global Investors Ltd                                    10,148,660                            1.8090
Barclays Bank Trust Company                                              32                             .0001
Barclays Global Investors Australia Ltd                              38,265                             .0068
Barclays Global Investors, N.A                                      551,247                             .0983
Gerrard Ltd                                                           6,517                             .0012
Barclays Bank PLC                                                        13                             .0001
Group Holding                                                                                          4.9647


Registered Holder                                                   Account                           Holding
                                                                Designation
Barclays Capital Nominees LIMI                                                                             13
Barclays Capital Nominees LIMI                                                                     16,010,000
Barclays Trust Co & Others                                                                                 32
BNP Paribas                                                                                             9,141
Boiss Nominees Ltd                                                  4224361                           240,046
Chase Nominees Ltd                                                    16376                           301,992
Chase Nominees Ltd                                                    20947                         3,472,892
Chase Nominees Ltd                                                    21359                           163,201
Chase Nominees Ltd                                                    28270                            61,172
Chase Nominees Ltd                                                    28270                           213,934
CIBC Mellon Global Securities                                                                           5,312
Investors Bank and Trust Co                                                                             4,067
Investors Bank and Trust Co                                                                             8,314
Investors Bank and Trust Co                                                                            44,269
Investors Bank and Trust Co                                                                            40,582
Investors Bank and Trust Co                                                                            92,865
Investors Bank and Trust Co                                                                           262,012
Investors Bank and Trust Co                                                                             8,356
JP Morgan (BGI Custody)                                               16331                           177,197
JP Morgan (BGI Custody)                                               16341                           301,868
JP Morgan (BGI Custody)                                               16341                           105,362
JP Morgan (BGI Custody)                                               16344                            39,377
JP Morgan (BGI Custody)                                               16345                            63,964
JP Morgan (BGI Custody)                                               16400                         5,565,818
JP Morgan (BGI Custody)                                               18409                           404,711
JP Morgan Chase Bank                                                                                   38,265
JP Morgan Chase Bank                                                                                   37,064
JP Morgan Chase Bank                                                                                   43,185
JP Morgan Chase Bank                                                                                   31,753
JP Morgan Chase Bank                                                                                   22,261
Mellon Trust - US Custodian                                                                            12,854
Mellon Trust of New England                                                                            16,418
Northern Trust Bank - BGI SEPA                                                                         19,462
Northern Trust Bank - BGI SEPA                                                                         17,452
Northern Trust Bank - BGI SEPA                                                                          4,215
R C Greig Nominees Limited                                              RC1                             4,224
R C Greig Nominees Limited a/c                                          AK1                             2,293
State Street Trust of Canada                                                                            5,928
                                                                      Total                        27,851,871






On 19 August 2005, the Company disclosed that Barclays PLC no longer had a notifiable interest in the capital of the company.



                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 05, 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations